Golenbock Eiseman Assor Bell & Peskoe, LLP
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New York, New York 10022
Telephone – 212-907-7349
Fax – 212-754-0330

December 15, 2008

Via EDGAR

United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	John Reynolds, Assistant Director
David Link, Esq.
Jay Williamson, Esq.
Ethan Horowitz

Re:	Green China Resources, Inc.
Amendment No 5 to Registration Statement on Form S-4
File No. 333-151842
Shine Media Acquisition Corp.

Dear Sirs:

We have filed with this letter Amendment No. 5 to the Registration Statement on Form S-4 of Green China Resources, Inc., a British Virgin Islands company, and Shine Media Acquisition Corp., a Delaware company, which reflects the responses to the Staff comments made on the filing of Amendment No. 4 to the Registration Statement, by letter dated December 12 2008.  If you have any questions, please do not hesitate to call me at the numbers listed above.

Please let me know if you require any paper or courtesy copies of the Registration Statement.  We have provided an electronic, redline filing of the Registration Statement.  Please note that the Annexes and attached proxy card have not been redlined.

We respectfully request that the Staff review this filing on an expedited basis, to permit Shine Media Acquisition Corp. to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination.  The meeting has been scheduled for December 26, 2008 and we need the effectiveness of the proxy statement and registration statement as soon as possible.

Form 10-K

General

1.	Please revise to correct the reference to a $1 per share dividend in the pro forma footnotes.

Response:
The two footnotes were corrected.

Repurchase of Shares, page 22

2.
Please revise to indicate whether any other form of consideration in excess of the trust conversion price may or will be offered by the issuer, its affiliates, or any party to the securities purchase agreement in connection with the repurchase offers.

Response:
The description of the repurchase has been edited to make clear that no additional consideration will be offered to the sellers, other than an amount in cash up to $5.84.

3.
Also, please clarify the timing of the payments to be made to these sellers by specifically stating whether these payment will be made before or after funds are released from the trust to the converting shareholders.

Response:
The description of the repurchase has been edited to make clear the timing of the payment. We believe that everything will be done simultaneously.

4.
If your response to comment two is negative, please also indicate how the company will determine that the consideration being offered to repurchase shares will not exceed the per share value associated with the trust account.  For example, will the repurchase agreements include any price adjustment features based upon the amounts paid from the trust.

Response:

The description of the repurchase has been edited to indicate that the consideration for the repurchased shares will not be in excess of $5.84.  The company does not intend to pay any amount above that sum.  Since the agreements will be negotiated, and the cap is the $5.84, and the company’s interest is to get the best price it can, it does not intend to provide any formula to improve the price.  Moreover, since the interest rates in the market are almost nil, the amount in the trust fund is not likely to change appreciably over the course of the next 12 days.  These facts have been included in the description of the repurchase

5.
Your existing disclosure indicates that you may repurchase up to 5,137,000 or 75% of the shares issued in your initial public offering, from no more than 10 of your public stockholders.  Based on your beneficial ownership tables it was unclear that purchases from 10 investors would allow you to accumulate this holding level.  Please revise your disclosure to clarify, if true, that you are limited to making purchases from 10 shareholders and that the 5,137,000 shares is simply a mathematical limit based on your borrowing $30,000,000.

Response:

As explained before to the Staff, the amount of the shares being mentioned in the repurchase section as the maximum, is a function of the maximum amount the company intends to pay per share and the amount of money that the company believes it will have available to it for repurchases. The limited number of sellers is dictated by tender offer considerations.  The disclosure about the repurchase makes clear that the company will only purchase from up to 10 persons.

6.
We note our response to our prior comment three and your revised disclosure.  Please revise to indicate whether any share repurchase made under your plan will be disclosed in a Form 8-K pursuant to either 1.01 or 8.01.

Response:

The company is aware of its reporting obligations, and generally believes that the repurchase and similar agreements would be material agreements.  Therefore, it will follow the requirements of the disclosure rules, including filing Current Reports, to disclose the entry into material agreements. The company will also send a prospectus supplement to stockholders and file a post-effective amendment in the event that there is additional material information necessary to be disclosed in the proxy statement/proxy.

7.	Please revise to update the status of the $30,000,000 loan negotiations in connection with the share repurchase.

Response:

The negotiations are continuing and have not moved forward, as persons are waiting on the clearance of the proxy statement and registration statement by the SEC and the commencement of the solicitation, to see if the transaction will be accomplished in time.  The disclosure about the repurchase has been updated to the degree the company has knowledge of facts to disclose.

8.
We note your disclosure that “officers and directors of Shine Media, have had informational conversations with representative of stockholders to determine if those stockholders were planning to seek redemption rights.”  Please advise us of your disclosure obligations with respect to these discussions and the knowledge the company has gained from these discussions.  We may have further comment.

Response:

The company is aware and has been advised that it may not conduct any negotiations about the terms of any repurchase before there is full, fair and final disclosure in the public forum.  Therefore, the discussions which were held several weeks ago by the company management with current investors, were only in the manner of learning that a number of shareholders were interested in liquidating investments to meet year in requirements.  From the conversations the number of persons seeking to find liquidity was likely to be in excess of 20% of the outstanding shares.  Management also learned that a number of investors were terminating their businesses as hedge fund investors or were having financial issues.  Actual terms and parameters were not finalized and have not been finalized with any investors.  But there was a realization by management that investors have a pressing need for cash, and any proposal would have to provide a significant amount of cash.  Therefore, the company has developed alternatives for shareholders to consider, the repurchase option on a negotiated basis that will have to comply with various bodies of securities laws or the stay and hold option and receive the dividend.  The shareholders may take either, or neither and redeem: the company does not know what any of the shareholders will do.  At this time, the company has no idea what amount of shares, if any, may attend the meeting, seek redemption, seek repurchase or continue as a stockholder.

9.
We note that you have added disclosure indicating that you may issue shares or pay cash to their parties in order to induce them to purchase your shares and not convert them.  Please revise to clarify: (a) any and all contacts made between you and your affiliates and third parties with respect to such plans; (b) the factors the company will consider when entering into these transactions; (c) how the company will inform the market and its shareholders of these transactions and the impact that it will have on the dilution experienced by the investors and/or the cash position of the company going forward; (d) the degree to which such repurchases may permit the approval of a transaction which otherwise might not be approved due to the protective features your Form S-1; and (e) a discussion of how these purchases may impact the funds in the trust available for public shareholders pursuing their conversion or liquidation rights.

Response:

a)   The only contact that the company has made in this context has been to CCI, a holder of the preferred shares of Greenscape.  The proposal to offer the possibility of additional consideration for someone to provide a positive vote is only a possibility devised to provide an alternative to repurchase.  The company does not intend to provide any consideration unless there is some extra benefit provided for that, which most likely will be in terms of an investor agreeing not to seek redemption and hold their shares for a considerable time after the merger.  No investors have indicated that they would be interested in entering into any negotiations with the company under this proposal.

b)   The disclosure of the repurchase section has been expanded to indicate the factors that the company would consider as part of any such transactions.  Primarily, the company will need to receive some additional consideration from the investors in exchange for any benefit the company provides to the investors.

c)   If the company enters into any of these kinds of agreements, they would likely be considered material agreements and have to be disclosed in a Current Report.  If any shares are issued, then they would be on a private basis, and a Current Report would have to be filed for the issuance of unregistered securities.

d)   Disclosure has been added to the repurchase section to indicate that any such transaction (note that these are not repurchases) may permit the approval of a transaction which otherwise might not be approved due to the protective features of the Form S-1.

e)   Since the funds in the trust fund may not be used for any such agreements, there would be no impact.  This has been disclosed in the section about the repurchases.  There would also be no impact on the liquidation amount, as these agreements, if entered into, would be contingent on the consummation of the securities purchase agreement.

Consideration of the Securities Purchase Transaction, page 55.

10.
We note that the company has added disclosure responsive to our prior comment seven.  However, it does not appear that you have added this disclosure in the relevant discussion.  Our prior comment addressed the implied enterprise value associated with your prior Series C Preferred financing.  Please revise or advise.

Response:

We have added disclosure to the section in the paragraph beginning “On January 29, 2008, Mr. Kerry Proper asked…” about the fact that the superior rights of the preferred stock were not taken into account.

11.
We note your response to prior comment nine.  Please revise your disclosure -- including your risk factors – to indicate the amount of funds JMP assumed the combined company would have available from the trust fund in conducting its analysis and clarify that, as a result of your proposed share repurchase and dividend, the actual cash position of the post-transaction company may be materially different.  Indicate whether management believes that this impacts the results of the fairness opinion in any way.

Response:

As previously explained, the fairness opinion is premised on the assumption that there will be adequate capital available to the post transaction company, in whatever amount as is required by it, and may be from any source, including retained earnings, borrowings or additional equity or Shine.  The capital from Shine is not the only possible source, and the amount of required capital is not a fixed amount.  Rather, the assumption is that adequate capital will be available.  Therefore, your comment about the amount of Shine capital vis-à-vis the fairness opinion is misplaced.  The fairness opinion is not impacted in any way by the amount of capital that Shine will provide.  This has been added to the disclosure in the section.

However, the Staff’s point is taken in that because of the repurchase and the dividend, there may be less cash in the company immediately after the merger transaction and that may have an impact on the post-transaction company in respect of its cash position, working capital and growth opportunities.  Disclosure has been added to indicate that there may be an adverse impact to the post-transaction company from the reduction in cash of Shine.

Management’s Discussion and Analysis and Plan of Operations

Liquidity and Capital Resources, page 152

12.
It appears from your disclosure that there has been an increase in the dividend that will be paid to shareholders who approve the merger agreement from $1.00 to $2.50 and disclosure on page 23 which indicates that you may sell shares of your stock in privately negotiated transactions.  Please provide a detailed discussion of the impact of these scenarios on the liquidity and cash position of the resulting entity.  Your revised disclosure should discuss the different scenarios that the combined entity will face and how they will affect operations (e.g. the proposed $2.50 per share dividend, the disbursement of cash held in trust to converting stockholders, the purchase of up to 5.1 million shares of common stock, the sale of additional shares of common stock, etc.).  Please ensure that your revised disclosure is specific and provides a clear explanation of how management has considered the effect of these transactions on the combined entity.

Response:
There has been added discussion to the Liquidity and Capital Resources section to address the Staff’s comment above.

China Greenscape Co. Ltd Consolidated Financial Statements

General

13.	Please provide a current consent from each independent accountant with any amendments.

Response:
The exhibits include updated consents from each of the accountants.

Please let us know when we may file acceleration requests for the above referenced registration statements.

Sincerely,

/s/ Andrew D. Hudders Andrew D. Hudders